June 6, 2023

Via Edgar Transmission

Mr. Dietrich King

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Simpple Ltd. (the “Company”) Amendment No. 1 to Registration Statement on Form F-1 Filed May 17, 2023 File No. 333-271067

Dear Mr. King:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated June 1, 2023 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 1 to Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 1 to Registration Statement on Form F-1 Filed May 17, 2023

Notes to Consolidated Financial Statements, page F-7

1.	Please provide footnote disclosure in regard to your capitalized intangible assets, including the nature of such assets and when and how they were acquired.

Response: We respectfully advise the Staff that we have provided the footnote disclosure on page F-7 of the Registration Statement.

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com